FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated July 5, 2005 along with Stock Exchange intimations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: July 5, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India

The Stock Exchange, Mumbai
First Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Kind Attn : Mr Sanjay Golecha, General Manager, Dept. of Corporate Services

June 29, 2005
Sc-15212

Dear Sirs,

Re: Scheme of Reorganisation and Amalgamation of Tata Finance Limited with Tata Motors Limited ('Scheme')

This has reference to your letter bearing Ref. No.DCS/SMG/RRP/2005/500570 dated March 10, 2005 granting us your 'No Objection' for filing the captioned Scheme with the Honourable High Court of the Judicature at Bombay.

Pursuant to Clause 36 of the Listing Agreement, we wish to inform you that the Honourable High Court had on Friday, June 24, 2005, approved the aforesaid Scheme. It may be noted that all formalities connected therewith have been completed.

Kindly note that the Effective date of the Scheme is June 29, 2005.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Item 2

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India

The Stock Exchange, Mumbai
First Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Kind Attn : Mr Sanjay Golecha, General Manager, Dept. of Corporate Services

July 2, 2005
Sc-15212

Dear Sirs,

Re: Scheme for Amalgamation of Telco Dadajee Dhackjee Limited and Suryodaya Capital and Finance (Bombay) Limited with Tata Motors Limited

This has reference to your letter bearing Ref. No.DCS/SMG/RRP/2005/500570 dated March 9, 2005 granting us your 'No Objection' for filing the captioned Scheme with the Honourable High Court of the Judicature at Bombay. As had been informed, Telco Dadajee Dhackjee Limited and Suryodaya Capital and Finance (Bombay) Limited were both 100% subsidiaries of the Company.

Pursuant to Clause 36 of the Listing Agreement, we wish to inform you that the Honourable High Court had on Friday, June 10, 2005, approved the aforesaid Scheme. It may be noted that all formalities connected therewith have been completed.

Kindly note that the Effective date of the Scheme is July 1, 2005.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

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For further press queries please contact Rashmi Naik / Meraj Alam / Swati Sundareswaran at 91 22 5656 8787 / 5656 8708 Fax: 91 22 5656 8788 or email at: rashmi@vccpl.com / malam@vccpl.com / ssundareswaran@vccpl.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

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